Exhibits 12.1 and 23.2

MORGAN E. PETITTI
ATTORNEY AT LAW
118 W. STREETSBORO ROAD
SUITE 317
HUDSON, OHIO 44236
TELEPHONE: 330. 697.8548	FACSIMILE: 234.380.5282	E-Mail: PetittiLaw@gmail.com

September 26, 2019

CW Petroleum Corp.

5919 Hawthorne Garden Way

Katy, Texas 77494

Re : Form 1-A Regulation A Offering Statement Post-Qualification Amendment 1

To Whom It May Concern:

I have been requested by CW Petroleum Corp., a Wyoming corporation (the “Company”), to render my opinion in connection with certain matters pertaining to the Regulation A Offering Statement on Form 1-A Post-Qualification Amendment 1 (the “Offering Statement”) filed with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Act”), relating to the registration of the offering of up to 12,995,000 shares of common stock, $1.50 per share (the “Shares”). There exist eight (8) selling shareholders offering a total of 2,995,000 shares of common stock at $1.50 per share.

The Company’s Regulation A Offering Statement on Form 1-A was qualified by the Commission on October 4, 2018. Since then, a market maker has filed a Form 211 application with the Financial Industry Regulatory Authority (“FINRA”) to obtain a trading symbol for the Company’s common stock and such symbol “CWPE” was obtained on September 3, 2019. Additionally, the Company’s application is pending to have the Company’s shares of common stock become eligible with the Depository Trust Company. Moreover, the Company has sold a total of 8,500 shares to 51 shareholders for an aggregate amount of $12,750.00. Accordingly, as of September 23, 2019, the Company has a total of 60 common shareholders.

In connection with this opinion letter, I have examined the Offering Statement and originals, or copies certified or otherwise identified to my satisfaction, of the Company’s Articles of Incorporation and such other documents, records and other instruments as I have deemed appropriate for the purposes of the opinion set forth herein.

I have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of the documents submitted to me as originals, the conformity with the originals of all documents submitted to me as certified, facsimile or photocopies and the authenticity of the originals of all documents submitted to me as copies.

Based upon the foregoing, I am of the opinion that the Shares have been duly authorized by the Company and, when issued and delivered by the Company in the manner and on the terms described in the Offering Statement, will be validly issued, fully paid and non-assessable.

The opinions expressed herein are limited to the laws of the State of Wyoming.

I hereby consent to the use of this opinion as Exhibit 5.1 to the Offering Statement. In giving this consent, I do not admit that I am an expert within the meaning of Section 11 of the Act or within the category of persons whose consent is required by Section 7 of the Act.

My opinion is expressly limited to the matters set forth above and I render no opinion, whether by implication or otherwise, as to any other matters relating to the Company or any other document or agreement involved with the issuance of the Shares. I assume no obligation to advise you of facts, circumstances, events or developments which may hereafter be brought to my attention and which may alter, affect, or modify the opinions expressed herein.

Very truly yours,

/s/ Morgan E. Petitti, Esq.